Exhibit 3.1

NOW THEREFORE, it is hereby RESOLVED, that the Company’s Bylaws are hereby amended as follows:

(1)         The current Article X of the Company’s Bylaws shall be renumbered as Article XI.

(2)         The following provision shall be inserted in the Company’s Bylaws as new Article X:

ARTICLE X

FORUM FOR ADJUDICATING DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for any action by a stockholder (in their capacity as such) that is (i) a derivative action or proceeding brought on behalf of the corporation, (ii) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws (in each case, as amended from time to time), or (iv) asserting a claim governed by the internal affairs doctrine. If a stockholder files an action the subject matter of which is within the scope of this ARTICLE X in a court other than a court located within the State of Delaware (a “Foreign Action”), such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this ARTICLE X and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.